Rec 'C 2/28/02 3/11

U.S.  COMMISSION

02007687

549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52806

REPORT FOR THE PERIOD BEGINNING	January 1, 2001	AND ENDING	December 31, 2001
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FEB 2 8 2002

Official Use Only
FIRM ID. NO.

Bradesco Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

450 Park Avenue, 32nd Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paulo Faustino da Costa	212-688-8258
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paulo Faustino da Costa, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bradesco Securities, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.





Paulo Faustino da Costa
Senior Managing Director and COO

ESTHER MARQUEZ
Notary Public, State of New York
No. 01-MA6050844
Qualified in New York County
Commission Expires 11-13-02

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


KPMG

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A., as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco S.A., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 15, 2002



KPMG LLP KPMG LLP, a U.S. limited liability partnership, is
a member of KPMG International, a Swiss association.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents (note 3)	$	260,430
Receivable from broker-dealers and clearing organizations		113,536
Due from affiliates (note 3)		514,098
Securities owned, at market value (note 4)		512,612
Furniture, equipment and leasehold improvements net of accumulated depreciation of $14,742 (note 5)		57,653
Other assets		4,369
Total assets	$	1,462,698

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$	68,098
Total liabilities		68,098
Stockholder's equity		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,999,000
Accumulated deficit		(605,400)
Total stockholder's equity		1,394,600
Total liabilities and stockholder's equity	$	1,462,698

See accompanying notes to statement of financial condition.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company's business primarily consists of performing certain execution services for affiliated companies in transactions in the U.S. capital markets.

The accompanying statement of condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 3).

(2) Summary of Significant Accounting Policies

(a) Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

(b) Securities and Securities Transactions

Securities owned, representing principally U.S. government securities, are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are included in principal transactions in the statement of income.

Securities transactions are recorded on a trade date basis.

Receivable from broker-dealers and clearing organizations include certain deposits and amounts receivable from clearing organizations relating to commissions, and are recorded on the statement of financial condition.

(c) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

(d) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization.

(e) ***Fair Value of Financial Instruments***

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments, are carried at, or approximate, fair value.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. New York Branch (the Branch), together with affiliated companies, provide and account for a portion of the Company's business activities.

Cash and due from affiliates included in the accompanying statement of financial condition consist of deposits and operating accounts with the Branch and amounted to $774,319 at December 31, 2001.

(4) Securities Owned

The Treasury notes with face value of $500,000 at December 31, 2001, which mature on May 31, 2002 are stated at market value. The cost of these securities was $513,359.

(5) Premises and Equipment

The Company premises and equipment at December 31, 2001 are summarized as follows:

Furniture and fixtures	$	20,449
Equipment		31,103
Leasehold improvements		20,843
		72,395
Less – accumulated depreciation and amortization		(14,742)
	$	57,653

(6) Employee Benefit Plan

401(k) Plan

The Company has 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5%, and management has the ability to make discretionary contributions above the matching contribution. However, matching contributions could not exceed defined limits set by the Bank.

(7) Income Tax

As a result of current year loss and the application of net operating loss carryforwards, the Company recorded a tax expense of $127 and had no outstanding Federal tax liabilities as of December 31, 2001. Since there is a substantial doubt that the resulting net operating loss carryforwards will be utilized, a full valuation allowance has been established to offset the deferred tax asset of approximately $237,353 arising mainly from the net operating loss carryforward. Therefore, no deferred tax assets or income tax benefits have been recorded on the accompanying financial statements.

The Company has available approximately $604,607 in Federal tax operating loss carryforwards to offset future taxable income. Such carryforwards, if not utilized, expire at various years through 2021.

(8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 8 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $550,695, which was $542,183 in excess of required net capital. Aggregate indebtedness as of December 31, 2001 was $68,098 resulting in a net capital ratio of 0.12 to 1.

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2001 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(II).

(9) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.